Investment Advisory Agreement

Calvert Asset Management Company, Inc.*

Calvert Social Index Series, Inc.

Revised and Restated Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Asset Management Company, Inc. (the "Advisor") and Calvert Social Index Series, Inc. dated June 22, 2000, the Advisor is entitled to receive an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of the Fund.

Calvert Social Index Fund                                         0.20%

CALVERT SOCIAL INDEX SERIES, INC.

BY: /s/William M. Tartikoff

William M. Tartikoff

Vice President and Secretary

Calvert ASSET MANAGEMENT Company, INC.

BY: /s/Ronald M. Wolfsheimer

Ronald M. Wolfsheimer

Chief Financial and Administrative Officer

  and Senior Vice President

Effective February 1, 2011

*Effective 4/30/2011, Calvert Asset Management Company, Inc. will be renamed Calvert Investment Management, Inc.